July 15, 2013
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your July 3, 2013 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Form 10-K for the Fiscal year Ended December 31, 2012
Staff Comment:
Note 16. Equity
Statutory Results, page F-84

1.
Notwithstanding your sale of your Individual Life business to Prudential in January 2013 through a reinsurance transaction, it is evident from disclosure on page 127 of your March 31, 2013 Form 10-Q that you maintain significant statutory capital in life insurance subsidiaries. It is also evident from that disclosure as well as from disclosures here that you utilize domestic captive insurance subsidiaries. Please tell us:

•
The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•
The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

•	Your consideration of disclosing the risks of employing your captives strategy.

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Company Response:
As of December 31, 2012, The Hartford Financial Services Group. Inc. ("the Company") maintained two direct wholly-owned domestic captive insurance subsidiaries, Champlain Life Reinsurance Company ("Champlain") and White River Life Reinsurance Company ("WRR"). On January 2, 2013, all reinsurance arrangements with Champlain were recaptured in conjunction with the sale of the Company's Individual Life business to Prudential as disclosed in Note 2 - Business Dispositions of Notes to Consolidated Financial Statements included in The Hartford’s 2012 Form 10-K Annual Report and Champlain was subsequently dissolved. The recapture resulted in settling all balances without a gain or loss and terminating any continuing obligation of Champlain.

Hartford Life and Annuity Insurance Company ("HLAI"), an indirect wholly-owned subsidiary of the Company, cedes certain variable annuity contracts and their associated riders as well as certain payout annuities issued by HLAI or assumed by it to WRR, an affiliate captive reinsurer. This arrangement provides the Company with a vehicle to provide more efficient financing of the risk associated with this business with internal funds. This arrangement does not provide for any change in reserving methodology and does not change the Company's reserves or the amount of required regulatory capital supporting the business. The Company has an intercompany note in place with WRR whereby WRR has the right to borrow up to $1 billion from the Company in order to maintain certain statutory capital levels. Other than this intercompany commitment, neither the Company nor any of its subsidiaries provide any guarantees, letters of credit or other promises securing WRR's obligations nor have any of them pledged any assets to third parties for the benefit of WRR. WRR only assumes reinsurance directly from affiliates and does not engage in any third party reinsurance.
The obligations of WRR are fully consolidated within the financial statements of the Company and there is no impact on the Company's GAAP financial position or results of operations that is directly attributable to the reinsurance with WRR. The impacts of the transactions are eliminated in consolidation, therefore there are no risks related to this captive strategy that would warrant disclosure. We further believe that should this strategy be discontinued, there would be no material impact to the Company's financial position or results of operations as a result.

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer